SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Simplicity Esports and Gaming Company
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

82887P100
(CUSIP Number)

December 31, 2018 and January 31, 2019**
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

(Page 1 of 5 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This filing is being made pursuant to Rule 13d-2(b) with respect to the shares of Common Stock beneficially owned as of December 31, 2018 and also pursuant to Rule 13d-2(c) with respect to the shares of Common Stock beneficially owned as of January 31, 2019.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82887P100	13G/A	Page 2 of 5 Pages

1	Names of Reporting Persons Polar Asset Management Partners Inc.
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 660,519 Shares (including 456,600 Shares issuable upon exercise of warrants)*
	6	Shared Voting Power 0
	7	Sole Dispositive Power 660,519 Shares (including 456,600 Shares issuable upon exercise of warrants)*
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 660,519 Shares (including 456,600 Shares issuable upon exercise of warrants)*
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 10.41%*
12	Type of Reporting Person (See Instructions) IA
*The information set forth on this cover page reflects information as of January 31, 2019. As of December 31, 2018, the Reporting Person beneficially owned 1,143,437 Shares (including 456,600 Shares issuable upon exercise of warrants), representing 19.46% of the outstanding Shares as of such time.

CUSIP No. 82887P100	13G/A	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer:

The name of the issuer is Simplicity Esports and Gaming Company (the "Company").

(b)	Address of Issuer's Principal Executive Offices:

The Company's principal executive offices are located at 1345 Avenue of the Americas, 15th Floor, New York, NY 10105.

Item 2.

(a)	Name of Person Filing:

This statement is filed by Polar Asset Management Partners Inc., a company incorporated under the laws of Ontario, Canada, which serves as the investment advisor to Polar Multi-Strategy Master Fund, a Cayman Islands exempted company ("PMSMF") and certain managed accounts (together with PMSMF, the "Polar Vehicles"), with respect to the Shares (as defined below), and the Shares underlying warrants, directly held by the Polar Vehicles.

The filing of this statement should not be construed as an admission that the Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Shares reported herein.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the business office of the Reporting Person is 401 Bay Street, Suite 1900, PO Box 19, Toronto, Ontario M5H 2Y4, Canada.

(c)	Citizenship:

The citizenship of the Reporting Person is Canada.

(d)	Title and Class of Securities:

Common Stock, par value $0.0001 per share (the "Shares")

(e)	CUSIP No.:

82887P100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act;

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940;

CUSIP No. 82887P100	13G/A	Page 4 of 5 Pages

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[X]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d -1(b)(1)(ii)(J), please specify the type of institution:

The Reporting Person is an investment fund manager, portfolio manager and exempt market dealer registered with the Ontario Securities Commission.

Item 4.	Ownership

The percentages used herein as of December 31, 2018 are calculated based upon an aggregate of 5,419,390 Shares issued and outstanding, which is the sum of (i) 5,119,390 Shares issued and outstanding as of December 15, 2018, as reported in the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on December 19, 2018; and (ii) 300,000 Shares issued on December 21, 2018, as disclosed in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 10, 2019, and assumes the exercise of the reported warrants.

The percentages used herein as of January 31, 2019 are calculated based upon an aggregate of 5,886,077 Shares issued and outstanding, which is the difference obtained by subtracting (i) 426,941 Shares that the Reporting Person sold to the Issuer on January 18, 2019, from (ii) 6,313,018 Shares issued and outstanding as of January 15, 2019, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2018 filed with the Securities and Exchange Commission on January 22, 2019, and assumes the exercise of the reported warrants.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for the Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

See Item 2. Polar Vehicles have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the Shares.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

CUSIP No. 82887P100	13G/A	Page 5 of 5 Pages

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, (i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect and (ii) the foreign regulatory schemes applicable to investment fund managers and broker-dealers are substantially comparable to the regulatory schemes applicable to the functionally equivalent U.S. institutions. The Reporting Person also undertakes to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 11, 2019

POLAR ASSET MANAGEMENT PARTNERS INC.

/s/ Greg Lemaich
Name:	Greg Lemaich
Title:	General Counsel